UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Superior Consultant Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

868146101

(CUSIP Number)

Joseph G. Connolly, Jr., Esq.

Hogan & Hartson L.L.P.

555 Thirteenth Street, N.W.

Washington, D.C. 20004

202-637-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868146101	Page 2 of 8 Pages

SCHEDULE 13d

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons Ronald V. Aprahamian

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* SC, PF

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 875,148 8. Shared Voting Power 3,000 9. Sole Dispositive Power 875,148 10. Shared Dispositive Power 3,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 878,148

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 7.9%

14.	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 868146101	Page 3 of 8 Pages

Item 1.    Security and Issuer

This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Superior Consultant Holdings Corporation, a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 17570 West 12 Mile Road, Southfield, Michigan 48076.

Item 2.    Identity and Background

This Schedule 13D is being filed by Ronald V. Aprahamian. The principal business address of Mr. Aprahamian is 9311 Cornwell Farm Road, Great Falls, Virginia 22066. Mr. Aprahamian is a director of the Issuer and until March 11, 2003, the Chairman of the Board. Mr. Aprahamian is a citizen of the United States.

Mr. Aprahamian has not, during the last five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

From October 31, 2000 until March 25, 2003, Mr. Aprahamian was deemed to be a member of a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 (the “1934 Act”) consisting of Mr. Aprahamian and several other officers and/or directors of the Issuer. A group was deemed to have been formed because Mr. Aprahamian and the other officers and/or directors of the Issuer had agreed, among themselves, to purchase additional shares of Common Stock from time to time in open market transactions. None of the members of the group, however, had any agreement, arrangement or understanding to act together with respect to the voting and/or disposition of any shares that any of them beneficially owned. Mr. Aprahamian had previously participated in the filing of a Schedule 13D and various amendments thereto to report, among other things, the formation of the group and the subsequent acquisition of additional shares of Common Stock of the Issuer.

On March 24, 2003, Mr. Aprahamian advised the other members of the group that he was terminating his agreement to act together with them and was withdrawing from the joint group reporting on Schedule 13D (the “Joint Schedule 13D”) effective March 25, 2003.

CUSIP No. 868146101	Page 4 of 8 Pages

Item 3.    Source and Amount of Funds or Other Consideration

As previously disclosed in the Joint Schedule 13D dated November 13, 2000, Mr. Aprahamian purchased from the Issuer 200,000 shares of Common Stock (the “Shares”) at the price of $1.5377 per share pursuant to a Subscription and Securities Purchase Agreement dated as of October 11, 2000 (the “Purchase Agreement”) by and between Mr. Aprahamian and the Issuer. Of the total purchase price of $307,540, Mr. Aprahamian paid $2,000 in cash from personal funds and executed and delivered a Promissory Note (the “Original Promissory Note”) to the Issuer in the principal amount of $305,540, with interest accruing annually at the rate of 9.5%. The Original Promissory Note is secured by the Shares under a Pledge Agreement dated as of October 11, 2000 (the “Original Pledge Agreement”) by and between Mr. Aprahamian and the Issuer. Effective as of July 25, 2002, the Original Promissory Note was amended and restated to (a) change the interest rate to a per annum rate equal to the prime rate as published by the Issuer’s primary banker from time to time, plus 1% and (b) provide that the principal and accrued and unpaid interest is payable upon the first to occur of the following: (i) December 31, 2003 or (ii) upon a Change of Control of the Issuer, as defined in the Purchase Agreement (the “Restated Promissory Note”). The Original Pledge Agreement also was amended to reflect the Restated Promissory Note.

The Purchase Agreement, the Original Promissory Note, the Original Pledge Agreement, the Restated Promissory Note and the Amendment to the Pledge Agreement are attached hereto as Exhibits A, B, C, D and E, respectively, and are incorporated herein by reference.

Also, as previously disclosed in Amendment No. 4 to the Joint Schedule 13D dated May 14, 2001, Mr. Aprahamian purchased 144,610 shares of Common Stock from Robert R. Tashiro (“Tashiro”), the Issuer’s former President and Chief Operating Officer, at a per share price of $3.065. Mr. Aprahamian paid to Tashiro $233,893.59 in cash and assumed the obligations of Tashiro under a term promissory note in favor of the Issuer in the principal amount of $203,906.70 (the “Assumed Note”). Mr. Aprahamian, Tashiro and the Issuer entered into an Assignment, Assumption and Release Agreement (the “Assignment, Assumption and Release Agreement”) with respect to the assumption of the Assumed Note by Mr. Aprahamian, and Mr. Aprahamian and the Issuer amended and restated the Assumed Note. In addition, Mr. Aprahamian entered into a Shareholder Agreement with the Issuer (the “Shareholder Agreement”) which provides that all amounts due under the Assumed Note will become immediately payable in the event that (a) Mr. Aprahamian resigns as a director of the Issuer, (b) Mr. Aprahamian elects not to stand for reelection as a director of the Issuer or (c) there is a Change in Control of the Issuer, as defined in the Shareholder Agreement, as a result of which Mr. Aprahamian would become entitled to receive cash and/or Marketable Securities (as defined in the Shareholder Agreement) with

CUSIP No. 868146101	Page 5 of 8 Pages

an aggregate value, measured as of the date on which Mr. Aprahamian first becomes entitled to receive such cash and/or Marketable Securities, that is no less than the remaining principal balance of the Assumed Note outstanding on such date. The Assumed Note bears interest at 7.71% per annum. The Assumed Note provides for equal annual payments of principal and interest of $25,000, payable on December 31 of each year, with the entire unpaid principal balance due on December 31, 2015. The Assumed Note, Assignment, Assumption and Release Agreement and the Shareholder Agreement are attached hereto as Exhibits F, G and H, respectively, and are incorporated herein by reference.

Except as described above, all shares beneficially owned by Mr. Aprahamian were purchased with his personal funds.

Item 4.    Purpose of Transaction

As previously reported in the Joint Schedule 13D, Mr. Aprahamian has acquired his shares of Common Stock of the Issuer for investment. Also as previously reported in that filing, Mr. Aprahamian believes that the Common Stock is currently undervalued in the marketplace and, as a result, Mr. Aprahamian, depending upon the market price for the Issuer’s Common Stock and other factors, in the future may acquire additional shares of the Common Stock of the Issuer. As noted above and as previously disclosed, Mr. Aprahamian may be deemed to have been a member of a Section 13(d) group with respect to the acquisition of additional shares of Common Stock of the Issuer from October 31, 2000 until March 25, 2003. In that regard, the members of the group had adopted purchase plans pursuant to Rule 10b5-1 under the 1934 Act under which the group members granted a single broker-dealer the sole discretion, subject to certain limitations, to make purchases of Common Stock from time to time for the account of the members of the group and to allocate any shares purchased among the individual accounts in the aggregate based upon a set percentage allocation. As noted above, Mr. Aprahamian advised the other members of the group that he was terminating his agreement to act together with them. Mr. Aprahamian also has withdrawn from the joint purchasing arrangement. As a result, Mr. Aprahamian does not intend to make any future purchases collectively with the other Joint Schedule 13D reporting persons.

Mr. Aprahamian intends to review his investment in the Issuer on a continuing basis and to evaluate various strategies with respect to his investment. Based upon such review, evaluation and other factors Mr. Aprahamian may deem relevant, Mr. Aprahamian, as a stockholder, may consider various courses of action with respect to his personal investment, including, but not limited to, making recommendations to the Board of Directors of the Issuer with respect to various business strategies, including mergers, acquisitions, dispositions, sale or transfer of assets or other extraordinary transactions, engaging in discussions with potential financial or strategic investors or other parties and/or communicating with other

CUSIP No. 868146101	Page 6 of 8 Pages

stockholders of the Issuer. There can be no assurance, however, that Mr. Aprahamian will take any of the actions set forth above. Additionally, if Mr. Aprahamian were to make a recommendation to the Board of Directors with respect to any of the actions described above, Mr. Aprahamian is not aware of how the Board would react and whether the Board would support or take any action with respect to such recommendation.

Additionally, also depending upon the market price for the Issuer’s Common Stock, general market conditions and other factors, Mr. Aprahamian, in the future, may dispose of all or a portion of the Common Stock which he currently owns or may acquire.

Except as noted above, Mr. Aprahamian at this time does not have any plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing the Common Stock of the Issuer to be delisted from the Nasdaq Stock Market; causing the Common Stock of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

(a)  As of December 19, 2002, there were 11,116,991 shares of Common Stock issued and outstanding. Based on such information, as of the date hereof, after taking into account the transaction described in Item 5(c) below, Mr. Aprahamian beneficially owns in the aggregate 878,148 shares of Common Stock which represents approximately 7.9% of the outstanding shares of Common Stock. The number of shares beneficially owned by Mr. Aprahamian includes 34,000 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days from the date hereof. The number of shares beneficially owned by Mr. Aprahamian does not include 6,000 shares issuable upon the exercise of options that are not currently exercisable or exercisable within 60 days from the date hereof.

(b)  Mr. Aprahamian possesses sole voting power and sole dispositive power with respect to 875,148 shares and shares voting power and dispositive power with respect to 3,000 shares. Mr. Aprahamian shares voting and dispositive power with respect to 3,000 shares with his mother, Ms. Polly Mary Aprahamian, for which he serves as a trustee under a trust established for her benefit.

CUSIP No. 868146101	Page 7 of 8 Pages

(c) Since the filing of Amendment No. 8 to the Joint Schedule 13D, Mr. Aprahamian purchased the following additional shares of Common Stock in the open market:

Purchase Date	Shares	Price per Share
January 13, 2003	385	$3.17

No person other than Mr. Aprahamian has the right to receive or the power to direct the receipt of dividends from or the proceeds for the sale of, the shares of Common Stock beneficially owned by Mr. Aprahamian except with respect to the 3,000 shares of Common Stock that are held in trust for the benefit of Mr. Aprahamian’s mother and, as a result, the trust has the right to receive dividends and proceeds from the sale of such shares of Common Stock.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as noted above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Mr. Aprahamian or any persons with respect to any securities of the Issuer.

Item 7.    Materials to be Filed as Exhibits

        Exhibit A    Purchase Agreement1

        Exhibit B    Original Promissory Note1

        Exhibit C    Original Pledge Agreement1

        Exhibit D    Restated Promissory Note2

        Exhibit E    Amendment to Pledge Agreement2

        Exhibit F    Assumed Note3

        Exhibit G    Assignment, Assumption and Release Agreement3

        Exhibit H    Shareholder Agreement3

1 Incorporated by reference to Exhibits B, C and D, respectively, to Schedule 13D dated November 13, 2000, with respect to the securities of the Issuer filed by Mr. Aprahamian and other reporting persons.

2 Incorporated by reference to Exhibits 10.2 and 10.4, respectively, to the Issuer’s Form 10-Q quarterly report for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002.

3 Incorporated by reference to Exhibits O, P and Q, respectively, to Amendment No. 4 to Schedule 13D dated May 14, 2001, with respect to the securities of the Issuer filed by Mr. Aprahamian and other reporting persons.

CUSIP No. 868146101	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

  /S/ RONALD V. APRAHAMIAN

  Ronald V. Aprahamian

Date:    March 27, 2003